Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 3,267,616.40		$ 500.27
	Total Transaction Valuation:	$ 3,267,616.40
	Total Fees Due for Filing:			$ 500.27
	Total Fees Previously Paid:			$ 500.27
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	(a) Calculated as the estimated aggregate maximum purchase price for Shares. (b) Calculated at $153.10 per $1,000,000 of the Transaction Valuation.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A